                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D/A
                         (Rule 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
    TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                          RULE 13d-2(a)

                       (Amendment No. 12)
       ----------------------------------------------------

                  GLOBAL MOTORSPORT GROUP, INC.
       ----------------------------------------------------
                        (Name of Issuer)

             Common Stock, par value $0.001 per share
       ------------------------------------------------------
                  (Title of Class of Securities)

                           378937106
                    -------------------------
                         (CUSIP Number)

             Wolf, Block, Schorr and Solis-Cohen LLP
                     111 South 15th Street
                     Philadelphia, PA 19102
             Attention: Herbert Henryson II, Esquire
                         (215) 977-2556
       ---------------------------------------------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                       December 10, 1998
       ---------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of $$240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

          Golden Cycle, LLC hereby amends its Schedule 13D (the "Schedule 13D") relating to the Common Stock, par value $0.001 per share, of Global Motorsport Group, Inc. to add the following information. All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Schedule 13D.

Item 7.   Material to Be Filed as Exhibits.
          ---------------------------------

          Item 7 is hereby amended to add the following:

          19. Press release issued by the Reporting Person on December 11, 1998.


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                            SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 11, 1998


                                GOLDEN CYCLE, LLC


                                By: /s/ Roger Grass
                                    ---------------
                                    Roger Grass
                                    Vice President and Treasurer
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                         EXHIBIT INDEX
                         -------------

Exhibit No.             Description
-----------             -----------

     19                 Press release issued by the Reporting
                        Person on December 11,1998.

                                                       Exhibit 19
                                                       ----------
FOR IMMEDIATE RELEASE
---------------------

                                   For further information, call:
                                                      Alan Miller
                                       Innisfree M&A Incorporated
                                                   (212) 750-5831

            DELAWARE COURT RULES AGAINST GOLDEN CYCLE

          WYNNEWOOD, PA, December 11, 1998 -- On Thursday afternoon the Delaware Chancery Court ruled against the motion of Golden Cycle, LLC seeking, among other things, to enjoin payment of the $4 million bust-up fee which Global Motorsport Group, Inc. (NASDAQ: CSTM) has agreed to pay to Stonington Partners. Vice Chancellor Lamb ruled that the break-up fees were not preclusive and would not be enjoined. Commenting on the opinion, Roger
Grass, Vice President of Golden Cycle, said "We are disappointed with the Court's ruling. Golden Cycle is not prepared to pay more than 77[cents] per share on top of the $20 per share we proposed to pay for substantially all Global shares not owned by us without due diligence to justify the additional cost. Management of Global Motorsport has consistently refused to grant us such due diligence. As a consequence, if Stonington is prepared to close their tender offer on Monday, we intend to tender our shares in their offer."

                             # # #

       Golden Cycle has retained Jefferies & Company, Inc. ("Jefferies & Company") to act as its financial advisor in connection with Golden Cycle's Consent Solicitation, for which Jefferies & Company will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, Golden Cycle has agreed to indemnify Jefferies & Company and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Jefferies & Company does not admit that it or any of its shareholders, directors, officers, employees or affiliates is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934 by the Securities and Exchange Commission, or that Schedule 14A requires the disclosure of certain information concerning Jefferies & Company. Andrew Whittaker (an executive vice president) and Louis Fienberg (a senior vice president) of Jefferies & Company may assist Golden Cycle in the solicitation of consents of shareholders. Jefferies & Company engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Jefferies & Company may trade securities of Global for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Jefferies & Company has informed Golden Cycle that as of October 26, 1998, Jefferies & Company held no shares of Global Common Stock for its own account.